Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 284/26-3-2004

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a notice of our annual general meeting of shareholders.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

dlw 4/20

Enclosure
- Notice of AGM

PUBLIC POWER CORPORATION S.A.

Notice

The Board of Directors of PUBLIC POWER CORPORATION S.A., decided the convergence of the 2nd Annual General Meeting of Shareholders on 20 April 2004, the same date the Extraordinary General Meeting of majority shareholder will take place for the retraction of members of Board of Directors of the Company and election of new members according to the article 10 paragraphs 2a Articles of Incorporation of the Company.
The Management of PUBLIC POWER CORPORATION S.A. intends to propose in the 2nd Annual General Meeting of Shareholders the payment of 0.70 Euro per share dividend for the fiscal year 2003.

" INVITATION
TO THE SECOND ANNUAL GENERAL MEETING OF
THE SHAREHOLDERS OF THE SOCIETE ANONYME UNDER THE NAME
"PUBLIC POWER CORPORATION S.A."
S.A. REG. NO. 47829/06/B/00/2

Pursuant to the Greek Law and the Articles of Incorporation of the Company and following decision No. 64/23.3.2004 of the Board of Directors of the Company, all shareholders of the Company under the name 'PUBLIC POWER CORPORATION SOCIETE ANONYME' are hereby invited to the second Annual General Meeting on Tuesday, 20 April 2004, at 11 a.m., in the OLYMPIA Hall, at the hotel DIVANI – CARAVEL, No. 2 Vas. Alexandrou Street, Athens, to discuss and decide on the following issues on the Agenda:

FIRST ISSUE: Submission for approval of the financial statements of the Company for the twelve-month fiscal year from 1.1.2003 to 31.12.2003, after hearing of the reports of the Board of Directors on the events in the said fiscal year and of the chartered auditors.

SECOND ISSUE: Submission for approval of the consolidated financial statements of the Company for the fiscal year from 1.1.2003 to 31.12.2003, after hearing of the reports of the Board of Directors on the consolidated financial statements and of the chartered auditors.

THIRD ISSUE: Submission for approval of the Company's consolidated financial statements, which have been compiled on the basis of International Financial Reporting Standards for the fiscal year from 1.1.2003 to 31.12.2003.

FOURTH ISSUE: Release of the Members of the Board of Directors and of the auditors of the Societe Anonyme under the name 'PUBLIC POWER CORPORATION S.A.' from all liability for compensation concerning the financial statements, the administration of the Company and the consolidated financial statements for the fiscal year from 1.1.2003 to 31.12.2003.

FIFTH ISSUE: Distribution of dividend of the Company for the fiscal year from 1.1.2003 to 31.12.2003.

SIXTH ISSUE: Appointment of auditors for the fiscal year 2004, pursuant to article 31 and 32 of the Articles of Incorporation of the Company.

SEVENTH ISSUE: Approval of the remuneration and compensation paid to the Members of the Board of Directors of the Company for the fiscal year from 1.1.2003 to 31.12.2003 and preliminary approval of the gross remuneration and compensation for the fiscal year from 1.1.2004 to 31.12.2004.

EIGHTH ISSUE: Approval of the fees of the Chartered Auditors for the audit of the consolidated financial statements for the fiscal year from 1.1.2003 to 31.12.2003 on the basis of International Financial Reporting Standards, and for the audit of the consolidated financial statements for the fiscal year from 1.1.2003 to 31.12.2003, on the basis of Law 2190/1920.

NINTH ISSUE: Announcements and miscellaneous issues.

The Shareholders who wish to participate in the aforesaid second Annual General Meeting must, according to the Greek Law and the Articles of Incorporation of the Company, submit to the Company's Competent Office (No. 30 Chalkokondili Street, Office 513, 5th floor, Athens), on working days from 10:00 to 13:00, at least five (5) full days prior to the second Annual General Meeting, the following documents:

a. Those Shareholders (owners of dematerialized shares) who act through an administrator (Bank or Securities Agency) should block their shares through their administrator and submit to the Company the relevant certificate of the blocking of their shares issued by the Central Securities Depository, in order to participate in the second Annual General Meeting, along with any documents of their representation.

b. Those Shareholders (owners of dematerialized shares) who do not act through an administrator but are registered in the special account administered by the Central Securities Depository, should block their shares by a relevant declaration made directly to the Central Securities Depository and submit to the Company the aforesaid certificate along with any documents of their representation.

c. It is clarified that Shareholders who do not submit the aforesaid certificate of blocking within the designated time shall not be admitted to the second Annual General Meeting.

Athens, 23/3/2004
By order of the Board of Directors
Dimitrios V. Papoulias
Chairman of the Board of Directors "